Stevens & Lee
Lawyers & Consultants

111 North 6th Street
P.O. Box 679
Reading, PA 19603-0679
(610) 478-2000  Fax (610) 376-5610
www.stevenslee.com

Direct Dial:(610) 478-2048 Email:jha@stevenslee.com Direct Fax:(610) 371-7960

May 12, 2011

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Summit Growth Corporation (the “Company”)
Form 8-K Filed March 21, 2011
Amendment No. 1 to Form 8-K Filed March 31, 2011
Form 10-K for the fiscal year ended June 30, 2010
Filed October 13, 2010
File No. 000-52346

Ladies and Gentlemen:

We are writing with respect to the April 29, 2011 letter to the Company (the “Comment Letter”) of the Staff of the Securities and Exchange Commission (the “Commission”) relating to the aforementioned filings of the Company.  Earlier today we submitted correspondence to the Staff requesting an extension of time to respond to the Comment Letter.  Please be advised that there was an inadvertent typographical error in this correspondence.  In that letter we requested an extension until the close of business on May 16, 2011.  The date for the requested extension should have been May 23, 2011.  My apologies for the error.

We hereby respectfully request an extension to respond to the comments set forth in the Comment Letter until the close of business on May 23, 2011 due to the timing of our receipt of the Comment Letter, coupled with the deadline for filing the Company’s Quarterly Report on Form 10-Q and the need to coordinate responses with management and the Company’s independent auditors,.

Thank you for your attention to this matter.

Best regards, STEVENS & LEE /s/ Jacquelyn A. Hart Jacquelyn A. Hart

cc:	Mr. Chuan-Tao Zheng
William W. Uchimoto, Esq.